





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wheelhouse Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8235 Forsyth Blvd., Ste 200
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Grunzinger 314-881-1850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLC
(Name – *if individual, state last, first, middle name*)

6 City Place Drive, Ste 900	St. Louis	Missouri	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert J. Grunzinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wheelhouse Securities Corporation, as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

AARON J. UHL
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 17670784
My Commission Expires 08-15-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHEELHOUSE SECURITIES CORPORATION

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2017

TABLE OF CONTENTS



6 CITYPLACE DRIVE SUITE 900   ST. LOUIS MO 63141   PH 314.983.1200   FX 314.983.1300 BSWLLC.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Wheelhouse Securities Corporation
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wheelhouse Securities Corporation as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wheelhouse Securities Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wheelhouse Securities Corporation's management. Our responsibility is to express an opinion on Wheelhouse Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wheelhouse Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included at pages 12 - 14 have been subjected to audit procedures performed in conjunction with the audit of Wheelhouse Securities Corporation's financial statements. The supplemental information is the responsibility of Wheelhouse Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Wheelhouse Securities Corporation's auditor since 2011.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
March 8, 2018

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP

WHEELHOUSE SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$138,822
Deposit with clearing organization	25,000
Receivables from clearing organization	6,700
Property and equipment, net of accumulated depreciation and amortization of $35,174	228
Commission Receivable	22,950
Prepaid expenses and other assets	32,885
TOTAL ASSETS	**$226,585**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable, accrued expenses, and other liabilities	$19,683
Accrued salary and commissions	32,264
Total Liabilities	51,947

Stockholder's Equity

Common stock: $0.01 par value; authorized 2,500,000 shares; 70,000 shares issued and outstanding	700
Additional paid-in capital	69,300
Retained earnings	104,638
Total Stockholder's Equity	174,638

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$226,585**

The accompanying notes are an integral part of these financial statements.

WHEELHOUSE SECURITIES CORPORATION

Statement of Income
Year ended December 31, 2017

Revenues:		
Commissions	$	1,049,931
Principal transactions		92,322
Interest and dividends		4,303
Other income		53,974
Total Revenues		1,200,530
Expenses:		
Commissions		522,274
Employee compensation and benefits		303,208
Floor brokerage, exchange, and clearance fees		139,364
Rent - office and equipment		68,145
Professional fees		57,139
Regulatory fees		28,675
Dues and subscriptions		16,741
Office Expense		14,303
Communications		11,971
Insurance		4,581
Depreciation		1,413
Travel and entertainment		1,455
License and taxes		973
Advertising		250
Miscellaneous		69
Total Expenses		1,170,561
NET INCOME	$	29,969

The accompanying notes are an integral part of these financial statements.

WHEELHOUSE SECURITIES CORPORATION

Statement of Changes in Stockholder's Equity
Year ended December 31, 2017

| | Common Stock | | Additional Paid In | Retained | Total Stockholder's |
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2016	70,000	$ 700	$ 69,300	$ 185,670	$ 255,670
Net Income	-	-	-	29,969	29,969
Dividends	-	-	-	(111,001)	(111,001)
Balance at December 31, 2017	**70,000**	**$ 700**	**$ 69,300**	**$ 104,638**	**174,638**

The accompanying notes are an integral part of these financial statements.

WHEELHOUSE SECURITIES CORPORATION

Statement of Cash Flows
Year ended December 31, 2017

Net Income	$ 29,969
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,413
(Increase) decrease in operating assets:	
Commission receivable	(22,950)
Receivables from clearing organization	(3,091)
Securities owned	11,776
Prepaid expenses and other assets	(9,609)
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses, and other liabilities	2,272
Accrued salary and commissions	(7,004)
Net cash provided by operating activities	2,776
Cash flows from financing activities:	
Dividend Paid	(111,001)
Net cash used in financing activities	(111,001)
DECREASE IN CASH AND CASH EQUIVALENTS	(108,225)
Cash and cash equivalents, beginning of year	247,047
Cash and cash equivalents, end of year	$ 138,822

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

A summary of the Company's organization, operations, and significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Organization

Wheelhouse Securities Corporation, a Missouri S Corporation, commenced operations in July 2009. Wheelhouse Securities Corporation ("Wheelhouse" or "the Company") is a wholly-owned subsidiary of Wheelhouse Securities Holdings, LLC ("the Holding Company"). On 12/31/17 Chrysalis Investment Management ("Chrysalis") purchased 100% of the Holding Company.

Nature of Operations

Wheelhouse is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Wheelhouse primarily operates as an introducing broker-dealer clearing all customer transactions on a fully disclosed basis with Pershing, LLC ("Pershing"). Wheelhouse does not hold cash or securities for its customers.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Securities Owned

Securities owned consist of stocks, bonds, and other investments. Securities are bought and held principally as investments for the purpose of sales in the near term.

The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

<u>Property and Equipment</u>

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to the statement of income as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2017 was $1,413.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation is removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

<u>Fair Value of Financial Instruments</u>

Management estimates that the aggregate net fair market value of financial instruments recognized in the statement of financial condition approximates their carrying value.

<u>Recognition of Revenues</u>

Commissions, fee income, principal transactions, and related clearing expenses are recorded on a settlement date basis as securities transactions occur. For 2017, settlement date basis approximates GAAP trade date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor.

At December 31, 2017, management considers all commissions receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

The Company has also reviewed the provisions of FASB Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers,* which would require entities to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to be received. The Company has determined that there is no significant impact for the Company.

Note A - **Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)**

Income Taxes

In 2013, the Company submitted Form 8869 qualified Subchapter S Subsidiary Election to the Internal Revenue Service ("IRS") to change the structure from a "C" Corporation to an "S" Corporation. The "S" corporation election status commenced January 1, 2013.

As a result of this election and the sale of 100% of the Company to Chrysalis Investment Management, LLC on 12/31/17, the Company is not subject to income taxes as the "S" Corporation election passes the taxable income (loss) of the Company to its shareholders/partners and files a consolidated return with Chrysalis.

The Company has addressed the provisions of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Note B - **Clearing Broker-Dealer Deposits**

The Company is contractually obligated to maintain a deposit account at Pershing. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $25,000. This amount is included in deposit with clearing organization in the accompanying statement of financial condition.

Additionally, pursuant to the Fully Disclosed Clearing Agreement with Pershing, the Company is subject to a $50,000 termination fee in the event of a notice of termination of the Agreement.

Note C - **Operating Leases**

Total office rent expense for 2017 was $67,971 and is included in rent-office and equipment expense in the accompanying statement of income.

The Company's Long Term Lease expired on November 30, 2017 and is currently on a month to month basis per the Lease Agreement.

The Company has reviewed FASB ASU 2016-02 *Leases*, whereby entities meeting certain objectives would be required to recognize lease assets and lease liabilities on the balance sheet, which will be in effect for the fiscal year beginning after December 15, 2018. The Company is still evaluating the impact the ASU and has yet to determine the method by which it will adopt the ASU.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2017, the Company had Net Capital of $118,575 which was $68,575 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to Net Capital was approximately .44 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Pershing.

Note E - Dividends

As part of the 12/31/17 transaction, where Chrysalis became the 100% owner of the Holding Company, the firm paid a dividend to the prior unit owners. For 2017, the Company declared and paid $111,001 in dividends.

Note F - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $25,000 (see Note B).

Note G - Employee Benefit Plan

The Company has a 401(k) profit-sharing plan for the benefit of its employees. Employees may begin elective deferrals immediately and are eligible for matching contributions after 6 months of service. The Company's matching contribution is 3% of employee's compensation. The Company's profit-sharing contribution to the plan, as determined by the Members of the Holding Company, is discretionary but cannot exceed certain defined limitations. Company matching and profit-sharing contributions totaled $21,227 for the year ended December 31, 2017.

Note H - Related Party Transactions

The Company had the following related party transactions charged to operations during 2017. Related parties are defined as stockholders who own greater than 5% of the Holding Company's common stock:

Commissions related expense	$ 469,372
Member Benefits	24,281
TOTAL	$493,653
Receivable from Holding Co.	$ 4,696

Note I – Expense Sharing Agreement

On January 30, 2015 the Holding Company entered into a new Operating Agreement with one of its members and Chrysalis Investment Management, LLC ("Chrysalis").

Additionally, on December 31, 2017 Chrysalis purchased 100% of the interests in the Holding Company from the prior interest owners.

Chrysalis will continue to operate within the office space provided by the Holding Company. The Company will continue the expense sharing agreement with Chrysalis that provides for payment of expenses by Chrysalis for rent, data, utilities and overhead as defined within this agreement. Payments from the Expense Sharing Agreement totaled $36,000 in 2017.

As of December 31, 2017 the Company recorded a receivable from Chrysalis in the amount of $12,000.

Note J – Subsequent Events

The Company evaluated all subsequent events through March 8, 2018, the date the financial statements were available to be issued.

Supplemental Schedules

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	174,638
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment		228
Prepaid expenses and other assets		55,835
Total deductions and/or charges		56,063
Net capital before haircuts on securities positions	$	118,575
Haircuts on securities:		
Trading and investment securities		
Exempted securities		-
Other securities		-
Total haircuts		
NET CAPITAL	$	118,575

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		19,683
Accrued salary and commissions		32,264
Total aggregate indebtedness	$	51,947

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	50,000
Excess net capital	$	68,575
Excess net capital at 120%	$	58,575
Percentage of Aggregate indebtedness to net capital		43.81%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Wheelhouse Securities Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2017, as amended.

Schedule II – Computation for Determination of Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

As of December 31, 2017

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" under that rule have been provided.

Schedule III – Information for Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

As of December 31, 2017

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Information for Possession or Control Requirements" under that rule have been provided.

WHEELHOUSE SECURITIES CORPORATION

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ON MANAGEMENT'S ASSERTION PURSUANT TO EXEMPTION FROM 17 C.F.R. §240.15c3-3 (k)

DECEMBER 31, 2017



6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Wheelhouse Securities Corporation
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) Wheelhouse Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wheelhouse Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Wheelhouse Securities Corporation stated that Wheelhouse Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Wheelhouse Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wheelhouse Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
March 8, 2018

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP

WHEELHOUSE
SECURITIES

<u>15c3-3 Exemption Report</u>

Broker Dealer Name:___Wheelhouse Securities Corporation_____

Address:_____8235 Forsyth Blvd., Ste 200_____

_____Clayton, MO 63105_____

Tel#:_314-881-1850_____   SEC No:__8-68105_____   FINRA ID:__149075__

Pursuant to SEC Rule 17a-5, Wheelhouse Securities Corporation ("Wheelhouse") hereby asserts the following statements in regards to exemption claims of SEC Rule 15c3-3:

1) Wheelhouse asserts that is exempt pursuant to SEC Rule 15c3-3 (k)(2)(ii) which states:

Who as an introducing broker or dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2) Wheelhouse has met the identified exemption provisions from the period January 1, 2017 through December 31, 2017.

3) Wheelhouse has not identified any exceptions for the period covered under this report.



Name

President

Title

3/8/18

Date

WHEELHOUSE SECURITIES CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES

DECEMBER 31, 2017



6 CITYPLACE DRIVE SUITE 900   ST. LOUIS, MO 63141   PH 314.983.1200   FX 314.983.1300   BSWLLC.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder
Wheelhouse Securities Corporation
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Wheelhouse Securities Corporation and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Wheelhouse Securities Corporation for the year ended December 31, 2017 , solely to assist you and the SIPC in evaluating Wheelhouse Securities Corporation's compliance with the applicable instructions of Form SIPC-7.

Wheelhouse Securities Corporation's management is responsible for Wheelhouse Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, from the copy of the check paid noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report (as amended)) for the year ended December 31, 2017 with the Total Revenue reported in Form SIPC-7 for the year ended December 31, 2017, noting differences pertaining to adjustments that resulted in an increase to line item 2a in Form SIPC-7 which were directly offset by deductions allowable on line item 2c(1). As such, we noted no differences in the amount of SIPC Net Operating Revenues reported on line 2d;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
March 8, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2471*********************MIXED AADC 220
68105 FINRA DEC
WHEELHOUSE SECURITIES CORPORATION
8235 FORSYTH BLVD STE 200
SAINT LOUIS, MO 63105-1621

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 961.00
   B. Less payment made with SIPC-6 filed (exclude interest) (545.00)
      7/31/17
      Date Paid
   C. Less prior overpayment applied (247.14)
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 168.86
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 169.00
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wheelhouse Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 28th day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,184,176

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   361,796

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   146,564

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   33,173

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,641

Enter the greater of line (i) or (ii)   1,641

Total deductions   543,174

2d. SIPC Net Operating Revenues $ 641,002

2e. General Assessment @ .0015 $ 961.00

(to page 1, line 2.A.)

2

BROWN
SMITH
WALLACE

6 CITYPLACE DRIVE SUITE 900   ST LOUIS MO 63141   PH 314.983.1200   FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE"

March 8, 2018

Board of Directors and Stockholder
Wheelhouse Securities Corporation
St. Louis, Missouri

In planning and performing our audit of the financial statements of Wheelhouse Securities Corporation ("the Company") as of and for the year ended December 31, 2017, we considered the Company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies under standards established by the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any control deficiencies that we believe to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiency that we believe to be a significant deficiency:

- Segregation of Duties – As the Company's accounting department is limited in size, there exists an overall limitation in the segregation of duties function. As such, there is increased risk that misstatements could occur and not be prevented or detected.

This letter is intended solely for the information and use of Board of Directors, Stockholder, management, and others within the organization and is not intended to be, and should not be, used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP